# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 6, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Globalstar, Inc.

### File No. 001-33117 - CF#30095

_____

Globalstar, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2013.

Based on representations by Globalstar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through October 1, 2018 |
| Exhibit 10.2 | through May 1, 2018 |
| Exhibit 10.3 | through March 15, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary